SCHEDULE 14A INFORMATION

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INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Pursuant to Rule 14a-12

ARBINET-THEXCHANGE, INC.

(Name of Registrant as Specified In Its Charter)

ROBERT A. MARMON

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SCHEDULE 14A INFORMATION

PRELIMINARY COPY FIRST REVISION, SUBJECT TO COMPLETION

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INTRODUCTION

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BACKGROUND

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WHY YOU SHOULD REPLACE THE COMPANY’S SLATE OF DIRECTORS

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WHY YOU SHOULD VOTE FOR THE MARMON NOMINEES

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RECOMMENDATIONS IF THE MARMON NOMINEES ARE ELECTED

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NOMINEES FOR DIRECTOR

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WHY VOTE FOR A SLATE THAT OWNS LESS THAN 100,000 SHARES?

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MR. MARMON’S WARNING TO THE COMPANY

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VOTING

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INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

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COST AND METHOD OF SOLICITATION

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ADDITIONAL INFORMATION

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IMPORTANT

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(SAMPLE WHITE PROXY CARD)

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(REVERSE SIDE OF SAMPLE WHITE PROXY CARD)

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PRELIMINARY COPY FIRST REVISION, SUBJECT TO COMPLETION

DATED May 15, 2007

PROXY STATEMENT OF

ROBERT A. MARMON

IN CONNECTION WITH THE

2007 ANNUAL MEETING OF STOCKHOLDERS

OF

ARBINET-THEXCHANGE, INC.

INTRODUCTION

      This Proxy Statement (the “Proxy Statement”) and the accompanying form of Proxy are being furnished by Robert A. Marmon (“Mr. Marmon”) to the stockholders  (the “Stockholders”) of Arbinet-thexchange, Inc. (the “Company”) in connection with his solicitation of proxies to be voted at the Company’s 2007 Annual Meeting of Stockholders (the “Annual Meeting”).  The Company has announced that the Annual Meeting will be held at [location] at [time], local time on [date].  This Proxy Statement and form of Proxy are being mailed to Stockholders on or about [_________], 2007.

Mr. Marmon is soliciting proxies from fellow Stockholders  to elect Mr. Marmon, Mr. William L. Schrader (“Mr. Schrader”) and James F. Lavin (“Mr. Lavin”, and along with Mr. Schrader and Mr. Marmon, each, a “Marmon Nominee”) to the Board of Directors of the Company (the “Board”) at the Annual Meeting.  Mr. Marmon is asking Stockholders to elect Mr. Marmon, Mr. Schrader and Mr. Lavin to replace the current Class III Directors.

BACKGROUND

The Marmon Nominees believe that enough is enough. The current management has overseen decline in the value of our Company of more than 69% from its $17.00 per share opening as a public company to $5.02 on the date the Company finally announced the formation of a Special Committee charged with reviewing strategic alternatives, including possible sale of the Company to improve shareholder value. By that date the loss in shareholder value exceeded $300,000,000. From its high of over $29.00 per share in 2004 the loss of shareholder value actually exceeded $615,000,000. Moreover, with over $60 million in cash (approximately $2.45 per share) the true enterprise value had fallen to less than $2.60 per share.

This management is earning more on its cash reserves than on running its exchange! And they did it again this quarter. The "Income from Operations" just reported for the first quarter of 2007 was a negative $2.5 million. However, we were told that result included litigation charges of $1.2 million, plus $1.1 million in additional professional fees associated with the "Strategic Review", and an extra $0.8 million for the start-up of the digital media effort. Adding 100% of those figures back, produces "Income from Operations" of the exchange of just $600,000. They earned $761,000 on their cash reserves during the same period! After running this business for over seven years, these results are ... unimpressive ... in Mr. Marmon's opinion.

[The recently completed strategic review had as one of its options a sale of the Company at values above $_____ per share. This Board has decided that the Company's shareholders are better off continuing with the strategy approved by this Board. The Marmon Nominees disagree and are seeking the support of like minded shareholders.]

It is clear that this management has had more than enough time to show results. Even a partial return of lost shareholder value might have been expected after Curt Hockemeier’s often repeated claims of “traction” that he has spoken of in each of the Company's quarterly investor phone calls (except the last one).   It is Mr. Marmon's belief that the failure to implement the Company founder's ("Alex Mashinky's" or "Alex's") vision and to achieve the promise of its IPO has actually been underscored in those quarterly investor phone calls. (See below.)

Alex Mashinsky's vision, encompassed in his patents, and repeated in the pre-IPO "road show" and in his writings, predicted the convergence of the VOIP (Voice Over Internet Protocol), PSTN (Public Switched Telephone Networks) and Wireless technologies originating and terminating calls worldwide.  His patents, contributed to the Company, were written in anticipation of each aspect of that convergence, including methods and equipment for bringing VOIP traffic onto and off of the Internet.

He viewed deregulation and the predicted subsequent proliferation of service providers in all three technologies as the virtual demise of the cumbersome bilateral agreements by which the relatively few buyers and sellers of minutes routed their calls and settled their accounts with one another for most of the twentieth century - formerly the International Telecommunication Union ("ITU"). Because of the proliferation of providers he predicted a need for the efficient, automatic, anonymous delivery and settlement system encompassed in his patents -- a neutral meeting place for all three technologies to exchange traffic automatically using sophisticated matching of "bids" to buy minutes with "asks" to sell minutes.

His vision was of a "NASDAQ" type exchange, where all members were treated equally; where complete transparency ensured that all members had the same information (bids and asks) at the same time, real time. Alex viewed "equal treatment for all", like NASDAQ, as the best way to level the playing field for all, ensuring that telecom's equivalent of the "day trader" was treated the same way as telecom's equivalent of "Goldman Sachs". As Alex studied exchanges around the world in preparing his technology, he saw the "level playing field" (not a "club" for wealthy members only: the ITU) as the critical factor for success in attracting the widest possible participation ... like NASDAQ.

The technology he patented is designed to do just that. It not only combines up to seventeen measures of quality of circuits and least cost routing, but also it handles all routing to and from every origination and termination point reached by the converging technologies, physical delivery of each minute, credit management for all participants, and fifteen day settlement of all amounts payable and due between all users ... a true global "exchange".

It should be clear at this point that Alex has taken the NASDAQ model one critical step further: he has combined the "front office" (matching "bids" to "asks" and recording the "trade" in the buyers and sellers respective accounts) with the "back office" (physically delivering the minutes from point to point worldwide, billing, credit management, payment and collection for each customer) in units as small as a single minute transaction. As a result the enormous paperwork and staff required to run a "back office" was eliminated and automated and tied directly to the "front office". This is the reason Arbinet's staffing at 1 billion minutes on the exchange is essentially the same as its current staffing at 10+ billion minutes.

It is estimated that there now exists worldwide more than 5,000 service providers including resellers in all three technologies. The fastest growing and most fragmented of which is wireless. Alex's vision was for his exchange to be all inclusive -- a matrix with dimensions of thousands by thousands.   He built a scalable micro-billing system to profitably handle the smallest of transactions such a matrix would produce. His scalable automatic system is designed to make a profit on transaction as small as a penny or less. Moreover, the system produces net earnings information for Arbinet by the second, minute, day, month, or cumulatively arising from any time period running the exchange. His vision was to create a meeting place that could deliver subscribers' minutes to anyplace on the globe -- one stop shopping for all users.

The one statistic that Curt Hockemeier mentions in each of his quarterly investor phone conferences is the number of  "members" on the exchange.   As of December 31, 2006, that's after seven years that number is less than 700 !  The Company claims to have added 165 "Associate Members" in the first quarter of 2007. In total, that is barely the upper left hand corner of the world wide matrix Alex's technology was designed for. Simply stated that was not the "exchange" Alex envisioned.  And in Mr. Marmon's opinion, it is the reason the promise of Arbinet's IPO has not been realized by this management.

After trying for over four years and failing to convince the management installed by Arbinet's venture capitalist to fully implement his vision, Alex left the Company he created in June of 2004 to pursue other investments. Finally in January of 2006, after watching the Company he created continue to flounder -- stock price under $7.00, Alex and Mr. Marmon agreed to put up a fight for the Company. Together they undertook a proxy fight to unseat only two Directors (See below "Mr. Marmon's Warning to the Company Against Manipulating the Election Process") in an attempt to jump start change. During that contest Arbinet attacked Alex in each of their fight letters, belittling him and rejecting his vision. Moreover, in a meeting prior to the contest, Curt Hockemeier told Mr. Marmon that he thought Alex was just full of "crazy ideas". That is the same "Alex", who wrote the more than twenty patents on which the Company operates. Curt Hockemeier has written none.

Despite repeatedly disparaging Alex during the proxy contest, just hours prior to the shareholders' meeting last June, Arbinet allowed two of its shareholders to write in Alex's name on Arbinet's own proxy card, sacrificing their own candidate. Before Alex and Mr. Marmon could react Arbinet closed the polls and hence management lost only one seat. Arbinet's profitability has not improved. Arbinet's stock remains under $7.00. Alex, unable to make a difference as one person on a board that remains hostile towards him and is in the process of suing him, has recused himself from all Board meetings and is now among the bidders for the Company. It appears that Alex has concluded that the only way to prove he was right is to take the Company private and do what this management has refused to, or has been unable to do. He may be correct.

However, in Mr. Marmon's opinion, there is, unfortunately, a significant probability that nothing will come of the strategic review of alternatives underway by the Company and that this management, led by Curt Hockemeier, will neither change course nor put the Company in the hands of others. Quite the contrary, with significant cash reserves, this management could fight to stay in place for some time. If you are reading this document, that is very likely what has happened. Therefore, Mr. Marmon believes that running a slate in opposition to Curt Hockemeier and his slate is imperative at this time.

Fortunately, this year Curt Hockemeier's seat on the Board is up for election.  Mr. Marmon strongly believes that the defeat of Curt Hockemeier and his slate and the election of the Marmon Nominees will send the clearest message possible to the market place, and, to those who have been in charge at Arbinet to date, that Arbinet's owners demand change. Mr. Marmon is asking for your vote to bring that message home with a clear mandate.

If elected the Marmon Nominees will attempt to convince their fellow Directors that the founder's strategic vision for the Company should be vigorously pursued. Failing that the Marmon Nominees will try to convince their fellow Directors that selling the Company at a fair price is the next best alternative and superior to continuing operations as is.

(There can be no assurance that if elected the Marmon Nominees will be able to convince management or their fellow Directors to change anything.)

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WHY YOU SHOULD REPLACE THE COMPANY’S SLATE OF DIRECTORS

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In Mr. Marmon’s opinion, Curt Hockemeier is the individual most directly responsible for the Company’s failure to achieve the promise of its IPO.   He is up for election this year along with his hand picked candidates.  Mr. Marmon believes there is no stronger message that can be sent to the Company’s Board and management this year than the  defeat of Curt Hockemeier and his slate.

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Current management has not delivered on its goal to expand the business by leveraging its robust interrelated patents granted the Company by its founder.   Under Curt Hockemeier’s leadership shareholders have witnessed the loss of over $600,000,000 in shareholder value. Pricing and membership costs have made way for competitors such as I Basis and Neutral Tandem to gain a foothold in products, markets and areas for which the Company’s intellectual properties were specifically targeted. Specifically, buyers and sellers of inexpensive minutes -- those approaching 2 cents or less -- have found these competitors and others a less expensive way of originating and terminating calls. Alex's vision, and his engine's ability to make a profit on small transactions has simply not been exploited.

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In virtually every investor telephone conference since our stock price dropped below $10 from its high of over $29, Curt Hockemeier has not once taken full responsibility for the abysmal performance of our stock.  He has never admitted that the “traction” he has mentioned in each of his investor telephone conferences (except the last one) has had no significant impact on restoring shareholder value.  In fact he has never spoken about improving shareholder value because he has not done so.

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However, Curt Hockemeier has made certain that his personal shareholder  value has risen substantially.  In this regard he never addressed buying over 240,000 shares of the Company stock for himself last April by exercising options that had been previously issued to him at 16 cents per share. While he had the right to exercise those options at any time for up to five more years, he did so at the same time as many of us had suffered substantial losses.  His purchase of those shares gave him an instant paper profit of over $2,000,000 in one day.   There is no evidence that Mr. Hockemeier has sold those shares. Nevertheless, on that day, he increased his net worth substantially, even after recognizing the tax consequences of exercising his "in the money" stock options. Again, he had the right to exercise those options whenever he chose and to pay the taxes thereon. However, it is Mr. Marmon's opinion that this type of incentive is usually taken in the context of excellent performance, not presiding over a dramatic decline in shareholder value.  Yet there is more.  See below.

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Despite the Company’s startling loss of shareholder value since its IPO and the abysmal performance of its stock, current management has just been granted “golden parachutes” as detailed in the Company’s 8-K of March 16, 2007, attached hereto.    These modifications have just added several million dollars in costs for severance and other benefits for current management.  These gifts will make it more expensive to make changes in management and/or have raised the price of the Company for a possible acquirer. Once again, it is difficult to see, in either case, how the best interests of the Company’s long suffering shareholders have been served.

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Either this Board continues to reward failure or they are just not paying attention, in Mr. Marmon's opinion.

For the year 2006 the Company missed its own net revenue and net income targets required for management to be even eligible for bonus compensation. Nevertheless, in addition to his base compensation of $420,000 the board awarded Curt Hockemeier a bonus of $157,500 for 2006 ! (See below.)

Explanation: In their own words from their recent 10-K/A about setting year 2006 targets for management bonuses:

"In 2006, our target net revenue was $49.9 million and in order for our executives and employees to qualify for a bonus, we needed to achieve net revenue of $48.0 million as well as net income of $2.7 million."{Emphasis added.}

It should be noted that the 2006 net revenue target was flat to 2005 and the Income from operations target was actually $6.2 million less than 2005 results. Nevertheless, in the same document they go on to say:

"..... In 2006, we achieved slightly less than the threshold net revenue amount of $48.0 million .... In consideration of both corporate and individual performance, Mr. Hockemeier received a bonus payment of $157,500." {Emphasis added.}

What's wrong here? What about that net income, target of a $2.7 million profit? Instead they lost $1.8 million. Was it just forgotten? Forgiven? Net Income is not critical? How about in creating or restoring shareholder value? Moreover, what is the message to management here? Is it "Don't worry about the targets you've agreed upon. Don't worry about net income. And you can miss the low end net revenue criteria; totally miss the net income number and you can still earn a six figure bonus." ?

The Board is protected from attack in this matter by Delaware's liberal "Business Judgment Rule". {See In re Walt Disney Co. Derivative Litigation,825 A2.d 275 (Del. CH. 2003)}. However, the Board should not be "protected" by being voted back into office by the Company's owners ... in Mr. Marmon's opinion.

(NOTE: At the time of this writing the Class III Directors up for election are:
J. Curt Hockemeier, Michael J. Ruane and [TBD])

WHY YOU SHOULD VOTE FOR THE MARMON NOMINEES

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The strongest message our fellow shareholders can send to the Company’s Board and management is to reject Curt Hockemeier and his hand picked “more of the same” slate.   With a clear message from the Company's owners, the Marmon Nominees will attempt convince their fellow Directors that a change in strategy, as indicated above, and detailed more fully below, is long overdue. Mr. Marmon believes the election of the Marmon Nominees offers the best chance to recapture lost shareholder value. Moreover, he believes Curt Hockemeier has been, and remains, an obstacle to that goal.

(There can be no assurance that if elected the Marmon Nominees will be able to convince anyone to change anything.)

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The Marmon Nominees have first hand knowledge that the Company’s founder is largely responsible for creating its technology and that the Company is operating on over 20 patents contributed by him to the Company.   Although belittled last year by Curt Hockemeier and his team, the Company’s founder is a recognized industry visionary who has invested millions of dollars of his own and borrowed funds in the Company and still believes in its prospects.   The Company’s founder has continued to author patents and has indicated a willingness once again to contribute relevant intellectual property to the Company when he believes it can be effectively implemented.  The Marmon Nominees will work to create such an environment.

(There can be no assurance that if elected the Marmon Nominees will be able to create such an environment.)

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Mr. Marmon was there with our founder when the Company’s original business plan and technology were under development.  He is a former President and Chief Operating Officer of the Company, a current shareholder, and is deeply disappointed with the Company’s performance based on his intimate knowledge of the depth and breadth of the founder’s vision and the patents designed specifically to achieve it.

Mr. Marmon is a “turnaround” specialist (See Mr. Marmon's experience and work history below in the section "Nominees for Director") with public company, SEC and IRS experience. He is an MBA from Columbia University, with a concentration in corporate finance.

Among the skill sets useful in turnaround work, is the ability to analyze income statements, balance sheets, past performance against expectations and the likelihood of, and methods to achieve improved performance. Beginning in 1996, Mr. Marmon began applying lessons learned in turnaround work to start-up companies, starting with the Company, working closely with its founder.

He has served as Chief Financial Officer of a number of public companies including the Dart Group Corporation, Crown Books Corp., Trak Auto Corporation, and

Baldwin-United Corporation.  Appointed CFO by a takeover firm, he uncovered the fraud at Crazy Eddie Inc., a publicly held (NASDAQ) home electronics chain located in the northeast US; worked closely with the federal prosecutor, federal investigative agencies and forensic auditors; was the government’s first witness at trial in Federal Court which resulted in the conviction and imprisonment of the key perpetrators.

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Mr. Schrader has been employed full time for the last five years as Chairman and CEO of three small Internet software technology firms and has occasionally been self-employed as a management consultant.   Since February 2005, Mr. Schrader serves as Chairman and CEO of Synchris Inc, an Internet enterprise software firm supporting Federal government contractors.   During 2003 to 2005, he served as Chairman and CEO of NetSilica Inc. an Internet enterprise security software firm.

During 2001 to 2002 he served as Chairman and CEO of Onmark Corporation, an Internet enterprise software firm selling equipment leasing software and services.   Mr. Schrader also founded and served as Chairman and CEO of PSINet, Inc., a global fiber-based Internet service provider connecting 30 countries on 5 continents, for 12 years ending in 2001.

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Mr. Lavin is a consultant and entrepreneur and was involved in the founding of and early fund raising for the Company, where he assisted in its stabilization during its initial rapid growth phase. During that time Arbinet was transitioning from "an idea" to a functioning Company undergoing rapid growth. Mr. Lavin's experience in managing process and understanding the need for functionalization, reporting and controls helped ease the difficulties associated with this phase of the Company's operation. Mr. Lavin clearly understood the rigorous work required to convert our founder's ideas in an organized way to written documents. At that time he assisted the founder in completing those tasks by tracking the work done on each patent, its status in the process, and insuring their completion and submission.

Mr. Lavin arranged for Mr. Marmon to join him at the Company in 1996 and stayed with the Company through mid 1997 when he left to found Switch and Data Facilities Company. Mr. Lavin’s concept for  Switch and Data Facilities Company (“SDXC”) was to establish in the physical world (bricks and mortar) some of the network interconnection concepts developed by our founder in the software environment of his exchange.

Since then SDXC has grown to a company operating in the carrier neutral collocation field with major facilities in thirty four markets; currently employs over 200 people; and currently has annual revenue in excess of $100 million.  SDXC went public in February of this year with an enterprise value of over $700 million.

Mr. Lavin served as its Chief Executive Officer from May through November 1999 and then as Vice Chairman until 2003.

Mr. Lavin is the founder and, since March 2005, has been the chief executive officer of Fireaway LLC, which manufactures and sells worldwide advanced technology fire suppression systems.  At Fireaway LLC, he is responsible for capital formation, recruiting a management team of noted industry professionals and setting the strategic vision for the company.

IMPORTANT REMINDER:

THIS SOLICITATION IS BEING MADE BY

MR. MARMON AND

NOT ON BEHALF OF THE BOARD

PLEASE DISREGARD ANY PROXY CARD YOU RECEIVE FROM

THE COMPANY.  SIMPLY DISPOSE OF IT.

MR. MARMON ENCOURAGES YOU TO RETURN ONLY THE ENCLOSED

WHITE PROXY CARD.

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RECOMMENDATIONS IF THE MARMON NOMINEES ARE ELECTED

If elected, the Marmon Nominees will try to convince their fellow Directors that the following recommendations are in the best interests of the Company and its Stockholders:

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First and foremost: Ask Alex Mashinsky, a current Director of the Company, to present his recommended strategy to maximize shareholder value to the entire Board. If he is able to convince our fellow Board members that the implementation strategy they have embraced to date has been flawed, the Marmon Nominees, together with our fellow Board members would seek out the best technology manager we can find; back him/her up with both a Chief Financial Officer and Vice President of Administration who understand the value proposition contained in Alex's vision, and direct them to begin immediate and full implementation.

Note: Alex Mashinsky would have no executive responsibility (nor does he seek such responsibility) in the day-to-day operation of the Company. He would be asked to advise his fellow board members and would make himself available to management as the strategy he laid out is implemented.

The Marmon Nominees believe that this approach would be a positive step in an attempt to restore the shareholder value lost during current management’s incomplete execution of the founder’s vision as described above, expanded upon below, and as evidenced by the one-time $29.00 stock that now trades below $7.00, and a Company that now earns more on its surplus cash than it does executing its primary mission ... running an exchange.

Specifically: As described above in "BACKGROUND", Alex's vision was to build a true NASDAQ type exchange. There are no "entrance fees" required to trade on NASDAQ. Anyone who wants to place a "bid" or an "ask" may trade. Under current management's business model, Arbinet charges $10,000 to become a full "member" before you can trade. That exclusionary hurdle was not part of Alex's long term vision. Arbinet's competitors have figured out that large up front fees discourage emerging buyers and sellers from joining and using the exchange. Less than 700 "members" traded on the exchange at the end of 2006 out of a world wide matrix of thousands by thousands.

Why is that a problem? If you are a buyer or seller of minutes between worldwide destinations, Arbinet's exchange gives you a look at only a fraction of the world. Which means Arbinet can never achieve Alex's vision of "one stop shopping". And you as a buyer and seller must decide every day if Arbinet covers the destination you wish, then how to split up your traffic not only by destination, but by pricing as well. That was not Alex's business model.

Yet another critical variance from Alex's vision was that of "a level playing field" and "complete transparency". That meant that every buyer and seller on the exchange would be treated equally. Everyone would have the same information at the same time. No special "deals". As soon as "special" discounts or pricing were introduced for some customers and not for others, Alex's concept of a level playing field was violated. That is precisely what has happened. The impact of special pricing for the "big guys" together with large "entry fees" moves Arbinet much closer to the oligopoly model of the old ITU than to the fluid open market that Alex's systems and technology were designed to capture. In fact Alex's model of complete transparency and pure competitive "bids" and "asks" was designed to insure the lowest possible pricing to all participants and therefore the highest possible volumes on the exchange.

Alex's technology recognized Samuelson's model of "elasticity of demand" as its underpinning. Low pricing, high efficiency were meant to generate substantial volumes. The second prong of Alex's vision lay in designing a "back office" that anticipated and could easily handle the accounting, billing, credit management and settlement between thousands of buyers and sellers transacting billions of minutes, in units as small as a single minute, costing pennies or fractions of pennies ... and do it at lower costs than the alternatives available to those using the exchange. And as important, make a profit on each transaction! Alex's micro-billing system makes that possible. Adding huge amounts of minutes to the exchange has virtually no impact on Arbinet's operating costs or personnel requirements. For example, in 2001 when the exchange was processing less than one billion minutes Arbinet employed approximately 95 people. In 2004 trading over 10 billion minutes Arbinet employed just over 100.

To the best of this writer's knowledge, there are no longer any domestic minutes on Arbinet's exchange. Our competitors now have these very inexpensive minutes, billions of them. Why? Arbinet has the proven ability to instantly match bids an asks, then physically deliver those minutes across multiple networks in micro-seconds. Moreover Arbinet's directly linked micro-billing system effortlessly takes care of every other aspect of the business. How is it possible for Arbinet not to be the first choice of buyers and sellers of domestic minutes? How is it possible to under price Arbinet? Unfortunately, the answer will find no fault with the technology itself. Alex's technology has always been "ready and willing and able" to handle two cents and even cheaper minutes. Arbinet's incremental cost of an additional transaction is virtually zero.

It is Mr. Marmon's opinion, the fault lies with how this management has run the exchange. It is clear that charging $0.0045 per minute on a minute whose total revenue generates just 2 cents would be equivalent to a "commission" of 22.5%, which is by far a greater margin than almost all telcos world wide can achieve. Making more money on a transaction than your customer may appear to some as unreasonable and not sustainable. Hence, there are no domestic minutes on the exchange, and, for that matter, few if any with pricing approaching those levels.

Alex has been suggesting for some time, and Mr. Marmon has agreed, that current management may have forgotten Samuelson's formula. The minutes are available. Based on its proven technology, Arbinet can handle added transactions at little or no cost. Reducing the fees on those inexpensive minutes to levels the buyers and sellers cannot resist is a realistic approach. Remember even at zero cost Arbinet does not incrementally lose money. Said another way, "a little bit of something is better that 100% of nothing".

In conclusion on this point, as described above, in Mr. Marmon's opinion, comparison of Alex's vision, to the business model adopted by this management, provides a stark contrast. While there is no guarantee that Alex's approach was right, two facts are certain: 1) what Arbinet is today has little resemblance to the vision on which this technology was created, and, 2) the loss of shareholder value exceeding $600,000,000 from its high is at least one metric by which this management should be measured.

When Alex and Mr. Marmon (the writer hereof) met with Mr. Hockemeier and Robert Atkinson last year in an attempt to head off a bruising proxy fight, we pointed out the difference between Alex's vision and the way Arbinet was being operated. It was at that meeting that Mr. Hockemeier told Mr. Marmon, that "Alex was just full of crazy ideas." It was a disappointing meeting.

(Even if elected, there can be no guarantee, that the Marmon Nominees will be able to convince their fellow Board members to change strategy. In that case, the Marmon Nominees will attempt to convince their fellow Directors that selling the Company, at a fair price, is superior to continuing what the Marmon Nominees, as described hereinabove, to be a failed and myopic strategy. Once again, even if elected there is no guarantee the Marmon Nominees will be able to convince their fellow Directors to do anything.)

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Recommend a change in Arbinet's By Laws to allow a vote of 25% of its shareholders to call a Special Shareholders Meeting. Those calling such a meeting will propose the agenda and items to be voted thereon at such a meeting. The meeting shall be chaired by the Corporate Secretary and "Robert's Rules of Order" shall govern the proceedings. Explanation: The Company's current bylaws specifically deny shareholders -- the owners of the Company -- the right to call a Special Shareholders Meeting. Only management may call a shareholders meeting. Moreover, under Arbinet's By Laws, management has been granted virtually sole discretion on what can be placed on the agenda at any such meeting. And, for example, if a shareholder wants to stand up and criticize management, they may be ruled "out-of-order" and may be removed from the meeting It is Mr. Marmon's opinion, that such restrictions provide a poorly performing management protection they do not deserve and deprive the Company's owners a proper forum to question management's actions.

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Ask management to publicly explain why it has never taken public responsibility for the startling loss of over $600,000,000 in shareholder value from the Company's post IPO high.  With the stock trading below $7.00 per share, in all recent investor telephone conferences since June of 2005, while never mentioning our abysmal stock performance, Curt Hockemeier continued to talk about the “traction” he is getting in the market place that had done virtually nothing to restore shareholder value.

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Ask management to publicly explain how and why, despite the robust package of patents developed by the Company’s founder, the management that replaced him allowed companies like Neutral Tandem and iBasis, Inc., among others, to enter and dominate markets that were specifically targeted in the founder's patents.

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Ask management to publicly explain to the Company’s shareholders the rationale for offering “golden parachutes” to a management team that has presided over an 80% decline in shareholder value.

•

Thoroughly investigate, fully disclose, identify and seek restitution from those responsible for the Company’s incurring over $2.0 million in legal and professional fees arising from the  investigation associated with the Company’s issuing, accounting for stock options for certain members of the Board and management.

•

Ask the Board to publicly explain to shareholders the apparent conflict of interests of two of its Directors with the interests of the Company. Specifically, Roger H. Moore, an Arbinet Director, is a shareholder and serves on the Board of VeriSign Inc.. VeriSign competes directly with Arbinet with its VOIP products. Robert C. Atkinson, an Arbinet Director, is also a shareholder of Neutral Tandem, a direct competitor of Arbinet. His ownership of Neutral Tandem stock has not been disclosed by the Company.

•

Thoroughly investigate allegations of mismanagement raised in “Marmon v. Arbinet-thexchange, Inc., 2004 WL 936512 (Del. Ch. April 28, 2004)” together with a possible lack of full understanding of management's obligations when relying upon the "Safe Harbor" provisions of § 21E of the Securities and Exchange Act of 1934 and the provisions of § 27A of the Securities Act of 1933.

EXPLANATION:    The case mentioned above, was a § 220 case under the Delaware General Corporation Law requesting books and records to allow Mr. Marmon to value his shares in the Company and to investigate possible mis-management. The case was heard and adjudicated by Chancellor Jacobs, now Justice Jacobs of the Delaware Supreme Court. The case dealt with, among other matters, an earned bonus of $750,000 (which is simply "ordinary income" under the tax code) that was re-characterized as a loan so that a senior executive of the Company could maximize the cash he required to meet a construction loan payment on a house he was building in Florida.  As a "bonus" it would clearly be taxable and reportable as such on his 1040, and appropriate withholding and FICA would be required by the Company. Instead, the arrangement allowed the Company to book what was actually an expense as an asset, avoid paying its share of FICA, and not comply with the withholding requirements and FICA requirements under the tax code. Moreover, treated this way, the Company did not have to recognize the $750,000 expense during its Regulation D fund raising round underway at the time.

This matter raises possible considerations of conspiracy, tax and securities fraud. Justice Jacob's Opinion is attached hereto as Exhibit _. The entire trial transcript is attached hereto as Exhibit _.

To the best of this writer's knowledge no investigative agency has examined this matter even though the attachments hereto are publicly available information.

To understand the remainder of the above statement "...together with a possible lack of full understanding of management's obligation when relying upon the "Safe Harbor" provisions of § 21E of the Securities and Exchange Act of 1934 and the provisions of § 27A of the Securities Act of 1933." it is essential to clearly understand three key matters:

1.) Arbinet’s cost associated with running the Company day to day are essentially fixed; that is, the number of employees, rent, insurance, general, administrative and other costs do not vary with the volume of traffic over its exchange.

2.) The financial management and predictive tool Arbinet’s “ micro-billing system” provides management.  Recall from above:

“ Moreover, the system produces net earnings information for Arbinet by the second, minute, day, month, or cumulatively arising from  any time period running the exchange.”

3.) The following time line associated with “ earnings guidance” provided by management under the SEC’s “Safe Harbor” provisions:

•

On February 17th 2005, six weeks into the year, Arbinet gave guidance to the Street of fee revenues between $58 to $64 million and Income from operations of between $19 to $23 million for all of 2005.

•

On May 4th 2005, even though Arbinet reported first quarter earnings 50% below what was expected on course to their initial guidance of $19 to $23 million for 2005,  nevertheless, on that day, five weeks into the second quarter, and over four months into the year, Arbinet repeated guidance of fee revenues between $58 to $64 million and Income from operations between $19 to $23 million for all of 2005.

•

On June 14, 2005, ComVentures, Arbinet’s initial and largest investor, who was also largely responsible for putting Arbinet’s management in place, announced it would distribute substantially all of its holdings  -- 5.46 million shares or 22.2%  of Arbinet, to the fund's limited partners at 12:00 AM June 15, 2005, one minute after the lockup period ended. On June 14th the stock closed at $12.69.  On Wednesday, June 15th , the day of the annual shareholders meeting, and the day of the ComVentures distribution to its limited partners, on huge volume, Arbinet's stock closed at 12.

•

On Tuesday the 21st of June the stock closed at $11.50.  Recall, at this point the Company’s last guidance on May 5th 2005 was of fee revenues between $58 to $64 million and Income from operations of between $19 to $23 million for all of 2005.

•

And finally, after the close of business on June 21st, Arbinet announced new guidance for the year of fee revenue between $46 to $50 million and Operating income of just $3 to $6 million in earnings, representing startling 84% reduction in estimated earnings from just six weeks earlier.

***

(This entire story was chronicled in a Barron’s article of July 25, 2005 written by Eric J. Savitz titled “A Series of Unfortunate Events Pushes Arbinet Shares Down”.   The article begins tongue in cheek: “IF LEMONY SNICKET WROTE ABOUT STOCKS ….” attached hereto as Exhibit _ )

***

Why is any of this significant?  Does not the “Safe Harbor” provisions of the 1933 and 1934 Securities acts protect management in matters of forward looking statements?  Yes they should, as long as those making the statements knew, or should have known, those statements were not false, misleading or incomplete.  Said conversely, if the persons making such statements knew, or should have known, those statements were in fact false, misleading or incomplete, they might well give rise to, not only abuse of the "Safe Harbor" provisions of § 21E of the Securities and Exchange Act of 1934 and the provisions of § 27A of the Securities Act of 1933, but also to matters addressed by Rule 10b-5 of the Securities and Exchange Act of 1934, and, potentially, under 18 U.S.C. §1001 as well.

In this matter, the simple mathematics is compelling.

Arbinet’s net earnings are linear; that is, its fees during all of the periods in question were directly related to the number of minutes on its exchange.  At the time the combined origination and termination fees quoted by the Company amounted to $0.0045 cents per minute (assuming no special discounts were given … and only management would have known that.).   Therefore, taking the number of minutes on the exchange for any time period, multiplying it by $0.0045 cents gives you earnings by the second, minute, day, month, or cumulatively arising from  any time period running the exchange.  Simply stated, it is not rocket science.  Because all other costs are nearly fixed, and the number of members paying to join the exchange had stabilized at the time at around 400, predicting earnings was a matter of simple addition and subtraction of mostly those fixed non-trading costs from the net revenue the billing system produced real time.

The question then is, given the facts above, was it reasonable or even possible that management had no idea it was going to miss its February and May guidance by 84% until almost half way through the year given the precise tools at their disposal?

Let’s look at the math.

Fourth quarter 2004 produced $12.8 million in fee revenues (about $700,000 less than multiplying the 3.0 billion minutes reported on the exchange by $0.0045).  Operation costs for the period were $10.9 million for the quarter, excluding $2.8 million of one time litigation costs, resulting in Income from operations of $1.9 million for the fourth quarter of 2004.  Arbinet reported 10.5 billion minutes on the exchange for all of 2004.

As mentioned above on February 17th 2005 management gave it first guidance to the Street projecting fee revenues of between $58 to $64 million and net income of between $19 and $23 million.  What did that imply?  At $0.0045 cents per minute it suggested total minutes for the year would range between 12.9 billion and 14.2 billion minutes. Assuming no discounts this would require between a 22.9% to a 35.2% growth in total minutes over 2004's 10.5 billion minutes. It would also require Costs of operations for the year to range between $39 to $ 41 million or roughly $10.5 million per quarter.

On  May 4th, as mentioned above Arbinet reported 3.0 billion minutes for the first quarter but only $12.3 million in fee revenue ($1.2 million less than what $0.0045 cents per minute would have produced).   That was a lower yield  than fourth quarter 2004 on  the exact number of minutes.  The Income from operations yielded just $1.8 million for the quarter.   Remember that by May 4th the micro billing engine had already been reporting cumulative minutes on the exchange for five weeks into a 12 week quarter and over four months of detailed statistics into a six month half.  Nevertheless on May 4th management repeated it guidance to the street fee revenues of $58 to $64 million and net income of between $19 and $23 million.

What did that imply?  Let us assume that management did not look at any output from its micro billing between March 31st and May 4th, the date of this guidance. Let us assume all they knew on May 4th were the numbers they had for March 31st .  At that time, in order to achieve $58 to $64 million in total fee revenue for the year, and, Income from operations of between $19 and $23 million for the year, they would have had to produce an additional $46.7 to $51.7 million in fee revenues and an additional $17.2 to $21.2 million in Operating income in the next three quarters. (Remember, in the first quarter they had produced just $1.8 million in Income from operations, missing their expected target by over 50% with essentially zero minute growth over 4th quarter 2004. The income yield was in fact less than 4th quarter 2004.)

Simple subtraction indicates that the “ fixed costs” would have to range between $29.5 and $30.5 million for the year or $9.8 to $10.2 million in each of the last three quarters, a reduction approximately $300,000 to $700,000 per quarter for each of the three remaining quarters to hit the May 4th guidance.

Now these numbers have two implications: First Arbinet would have to add from

10.3 billion to 11.5 billion minutes over the next three quarters if they were actually charging $0.0045 per minute.  However, based on their reported results we know they were actually charging an average of just $0.0041 cents per minute, an average 8% discount.

The best that discount did, was keep the volume on the exchange the same as fourth quarter 2004, but at lower profitability.  Second: at an actual average of $0.0041 per minute yield, to meet their guidance numbers, they would have to add 11.3 billion to 12.6 billion minutes for the year, or 3.8 billion to 4.2 billion more minutes per quarter, assuming there were no further discounts below the average $0.0041 per minute charges. That meant that to hit their guidance for the rest of the year Arbinet would have to gain between 800 million to 1.2 billion more minutes per quarter -- 26.7% to 40% -- more per quarter than ever before. And they would have to do it with no further discounts in pricing.

What is so troubling about this is that the tool for making reasonable estimates was in their hands all of the time. The absurdity of their guidance on May 4th is that they already had five weeks of data telling them the minutes on the exchange were not growing, were in fact shrinking, and profitability was falling!

June 21st 2005: In their press release and 8-K of the same day, Arbinet states: “Over the last six weeks, Arbinet has experienced several changes in Member trading ….”.  They go on to say that their new guidance for fee revenue for the year is just $46 to $50 million (from $58 to $64 million on May 5th) with net income estimates reduced to just $3.0 to $6.0 million for the year (from $19 to $23 million on May 4th).

What the micro billing engine had been telling the Company was that by the end of the fourth quarter 2004, minute growth had stopped and in fact was going down compared to the total fourth quarter.   It was indicating that discounting fees was not increasing volume and was, in fact, lowering profitability.   Given what the engine was telling them by February, even their first guidance was overly optimistic.

By May 4th it should have been perfectly clear that a major downward adjustment in guidance was imperative.   And once you understand what the tool they had in their possession does everyday, their comments on June 25th that  “Over the last six weeks, Arbinet has experienced several changes in Member trading ….” might be viewed with some skepticism.

But why?  What was a possible incentive to ignore the obvious so much earlier in the year? One explanation explored in the Baron’s article and alluded to above is the role ComVentures had played at Arbinet, including putting Arbinet’s management in place as well as the presence of its general partner Roland Van der Meer on the Arbinet Board during the time frame outlined above. Arguably ComVentures had enormous incentive to keep Arbinet's stock price up until their lockup expired.

Recall that all of ComVentures' shares were locked up until June 15th. It so happens that delaying the "new" guidance revealing a startling 84% downward revision, allowed ComVentures to distribute 5.46 million shares of Arbinet to its partners at 12:00AM on June 15, 2005, at June 14th's closing value of $12.69 per share, a total value exceeding $69 million. Not surprisingly the stock closed substantially lower on June 22nd at $7.50 after the "new" guidance. By the end of the month it was below $7 per share.

Another explanation could be that management did not understand their own tool. Another could be they did not believe what they were seeing. Still another might be they were waiting for a miraculous cure. In this writer's opinion, only through depositions will the actual answers be revealed.

Management may argue they were protected by the SEC's "Safe Harbor" provisions, or, Delaware's liberal "Business Judgment" rule. However, in Mr. Marmon's opinion, even if they are legally protected by both the foregoing, the incompetence exhibited in this matter is inexcusable and is reason enough to remove Curt Hockemeier from the Board.

To the best of this writer's knowledge this entire matter has not been looked at by SEC or any other investigative agency.   In truth there are no “widows and orphans” here that need defending.   Arbinet shares have always been concentrated in the hands of a few sophisticated investors. Even today, eight institutions hold over 80% of its shares.   So this writer is not optimistic that anyone will take a close look at what has been presented here.  It is simply galling that this type of apparent high handedness can exist in plain sight.

NOTE: In Mr. Marmon's opinion, whatever the motivations were that caused the behaviors described above, the true value and potential of Arbinet has not been achieved by the current management. Owning just "the upper left hand corner" of the world wide matrix envisioned by, and encompassed in, Alex Mashinsky's technology is the primary reason, in Mr. Marmon's opinion.

(There can be no assurance that if elected the Marmon Nominees will be able to convince a majority of the Board to adopt any of their recommendations. However, electing the Marmon slate should send a message to the current Directors that a majority of those voting want and expect change.)

THE REMAINDER OF THIS PAGE

IS

INTENTIONALLY LEFT BLANK

NOMINEES FOR DIRECTOR

GENERAL

The by-laws of the Company provide that the exact number of Directors shall be fixed by resolution of the Board.  According to public information, the Board currently consists of eight members and is divided into three classes having three-year terms that expire in successive years.  The term of office of the three Directors in Class III expires at the Annual Meeting.  Mr. Marmon has nominated Robert A. Marmon, William L. Schrader and James F. Lavin to serve as Class III Directors for a term of three years and until their successors are duly elected and qualified.  Mr. Marmon, Mr. Schrader and Mr. Lavin have consented to serve as Directors if elected.

THE MARMON NOMINEES

The information below concerning age and principal occupation has been furnished by Robert A. Marmon, William L. Schrader and James F. Lavin.

NAME	AGE	PRINCIPAL OCCUPATION
Robert A. Marmon 339 N. Latch's Lane Merion Station, PA 19066	63

Mr. Marmon joined the Company in 1996 and

during most of 1997, Mr. Marmon served as President and Chief Operating Officer.   He remained a Director of the Company until early 1998 when he left to join James F. Lavin in the start-up of Switch and Data Facilities Co. (SDXC).   Mr. Marmon is a turnaround specialist and management consultant involved with high visibility turnaround projects for most of his career. First with McKinsey & Company Inc. in their Washington D.C. office. Then for fourteen years with the Victor H. Palmieri Company. At Palmieri Mr. Marmon served as an officer in both private and public companies. During his turnaround work, when serving as a public company officer, he was responsible for all matters related to public reporting and the Securities and Exchange Commission.

He was Michael Chertoff’s first witness in the federal securities fraud prosecutions of the perpetrators of the massive fraud at Crazy Eddie, Inc., a consumer electronics company located in four northeastern states. During the preparation of the government's case, Mr. Marmon worked closely with the Federal Bureau of Investigation.   In 1988 Mr. Marmon established his own company RPF, Inc. (www.rpfinc.com)and continued his career. His articles "Up to and After the Fall ... Confessions of a Turnaround Specialist" and "Hooray for Hubris" have been downloaded more than 10,000 times and both remain top Google hits.

William L. Schrader 20082 Dairy Lane Sterling, VA 20165	55

William L. Schrader has been employed full time for the last five years as Chairman and CEO of three small Internet software technology firms and has occasionally been self-employed as a management consultant.  Since February 2005, Mr. Schrader serves as Chairman and CEO of Synchris Inc, an Internet enterprise software firm supporting federal government contractors.  During 2003 to 2005, he served as Chairman and CEO of NetSilica Inc. an Internet enterprise security software firm.  During 2001 to 2002 he served as Chairman and CEO of Onmark Corporation, an Internet enterprise software firm selling equipment leasing software and services.  Mr. Schrader also founded and served as Chairman and CEO of PSINet, Inc., a global fiber-based Internet service provider connecting 30 countries on 5 continents, for 12 years ending in 2001.

James F. Lavin 483 Winthrop Rd. Teaneck, New Jersey 07666	51

Entrepreneur and consultant.  Mr. Lavin was employed by the Company as a consultant during the start-up. He assisted our founder in fund raising, framing our founder’s intellectual property claims and organizing the company during its initial growth.  He founded Switch and Data Facilities Co.  (SDXC) (www.switchanddata.com), immediately after working with our founder to realize, in the physical world, some of the network interconnection concepts developed by our founder.  Switch and Data Facilities Co. now operates the largest number of carrier neutral collocation sites in the world.  Mr. Lavin served as a board member there from inception through 2003.  Recently, he founded and funded Fireaway, LLC (www.fireaway.biz) a company based on a new fire extinguishing technology.  Previously, he was an officer at Bankers Trust and a pension advisory firm.

Messrs. Marmon, Schrader and Lavin is each the beneficial owner of 83,408 shares, 100 shares, and 200 shares of the Company’s common stock, respectively .

The following page contains a summary of all transactions in Company securities by each of Messrs. Marmon, Schrader and Lavin over the last two years:

Robert A. Marmon

DATE OF TRANSACTION	AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
5/1/2007	2,000 (P)
3/28/2007	1,000 (P)
3/20/2007	2,000 (P)
3/15/2007	1,200 (P)
3/9/2007	800 (P)
2/16/2007	1,000 (P)
2/12/2007	1,000 (P)
11/28/2006	5,000 (S)
6/20/2006	6,700 (S)
6/19/2006	6,700 (P)
6/07/2006	20,000 (P)
5/22/2006	2,000 (P)
5/17/2006	25,000 (S)
2/24/2006	1,000 (P)
1/26/2006	15,000 (P)
3/22/2005	500 (P)
6/29/2005	7,500 (S)

In addition, on November 17, 2004, Mr. Marmon received 58,465 shares of the Company’s common stock in connection with the settlement of litigation with the Company.

William L. Schrader

DATE OF TRANSACTION	AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
2/13/2007	100 (P)

James F. Lavin

DATE OF TRANSACTION	AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD (S)
2/20/2007 6/26/2006 3/10/2006	200 (P) 1,500 (S) 1,500 (P)

MR. MARMON ASKS STOCKHOLDERS TO PLEASE VOTE FOR

THE MARMON NOMINEES

 LISTED ABOVE ON THE WHITE PROXY BALLOT.

PLEASE DO NOT RETURN THE COMPANY’S PROXY CARD TO ANYONE.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ENCLOSED WHITE PROXY CARD SHOULD BE DIRECTED TO:

THE ALTMAN GROUP

1200 WALL STREET WEST, 3RD FL.

LYNDHURST, NJ 07071

CALL TOLL FREE

1-800-232-1217

WHY VOTE FOR A SLATE THAT OWNS LESS THAN 100,000 SHARES?

Mr. Marmon has one goal: to significantly improve shareholder value either by convincing his fellow Directors to change strategy as discussed above, or, to sell the Company at a fair price.

Mr. Marmon personally owns over 83,000 shares of the Company and his wife is Trustee for the trusts of Marmon family members and friends, which hold, in total, an additional 30,000 shares. These numbers may not be impressive when compared to institutional investors, however, they are significant enough for an individual to clearly align his interests with those of all stockholders and to discipline his actions accordingly.

Moreover, Mr. Marmon's has first hand experience with the Company and its intellectual properties. He served as President of the Company and was there when the concept and technology that arose therefrom were developed. He has worked closely with Alex and clearly understands where Alex's skills are best deployed.

Mr. Marmon is an experienced public company executive and a management consultant with extensive experience in corporate turnaround. He is not seeking an executive position but will be a pro-active outside Director. He is willing to bring his skills and experience to the Company, devote a substantial portion of his time working with Company executives to achieve the above stated goal, and he will refuse standard outside Director compensation until the Company's stock is above $12, or the Company enters into negotiations for its sale.

Mr. Marmon's writings on "headquarter's hubris" found in "Hooray for Hubris", and on how to turn a company around found in "Up to and After the Fall ... Confessions of a Turnaround Specialist" remain top Google hits (without using quote marks) and have been extensively downloaded.

Mr. Marmon strongly believes that current leadership has mis-managed the Company's robust technology and that the results they have produced speak for themselves. Earning more on their own cash reserves than on what the technology was designed for is ... unimpressive, in Mr. Marmon's opinion. He believes a sale of the Company at a fair value is a far superior option than to continue with the strategy that has so dramatically reduced shareholder value. Mr. Marmon selected Mr. Lavin and Mr. Schrader because he has worked closely with both; they are both experienced entrepreneurs and executives; and they share his views on appropriate next steps for the Company.

(There can be no assurance that if elected the Marmon Nominees will be able to convince a majority of the Board to adopt any of their recommendations. However, electing the Marmon slate should send a message to the current Directors that a majority of those voting want and expect change.)

MR. MARMON’S WARNING TO THE COMPANY

AGAINST

MANIPULATING THE ELECTION PROCESS

On March 15, 2007 Mr. Marmon sent the letter below to the Company:

Robert A. Marmon 339 North Latch's Lane Merion Station, PA 19066-1728

March 15, 2007

Arbinet-thexchange, Inc.

120 Albany Street, Tower II, Suite 450

New Brunswick, New Jersey  08901

Attention:  Corporate Secretary

Re: Intent to File for Injunctive Relief

Dear Sir:

Last year immediately after receiving notice of a proposed alternative slate of Directors, one of the Directors that was up for election resigned and Arbinet reduced its Board size, eliminating one Class II Director.  In so doing the board insured that only two seats would be available to the dissident slate.  After the election Arbinet, expanded the Board and appointed a candidate of its choice.  One not voted upon nor approved by its shareholders.

On March 8th of this year after receiving a similar notice for this year’s annual meeting, on the 9th of March, Tony Craig, a Director up for election this year, resigned as of the 9th.

Be advised that if Arbinet attempts the same manipulation this year, the undersigned intends to move immediately for injunctive relief under the “Liquid Audio” case law and its progeny.

Sincerely,

                                                                       /s/

Robert A. Marmon

Explanation: The Company has a “staggered” Board.  It is comprised of three groups of Directors, Class I, Class II and Class III.  Each year, one of the classes is up for election. The arrangement is a commonly used anti-takeover strategy.

Last year, immediately after the dissident slate was announced, one of the Class II Directors up for election resigned.  The Board then immediately reduced its size and eliminated one of the three seats that were up for election, so that only two candidates had an opportunity to join the Board.  After the election, the Board was once again enlarged and the Board simply appointed a Class II Director of its own choice.  Not one that had gone through the election process.

This year, the Company received Mr. Marmon’s notification letter of the dissident slate on March 8, 2007.  Tony Craig, one of the three Directors up for election this year, and the only Director being paid $40,000 per year, resigned on March 9th as of March 9th.  Mr. Craig was a specific person of interest in “Marmon v. Arbinet-thexchange, Inc., 2004 WL 936512 (Del. Ch. April 28, 2004)”

While there exists no statutes under the Delaware General Corporation Law that prohibits the possible manipulation, the “Liquid Audio” case suggests that the Delaware judiciary may take a dim view of that strategy when used by an incumbent Board to prevent change.

VOTING

Based on public information, the Board has fixed the close of business on [_________], 2007 as the record date for the determination of the Stockholders entitled to notice of and to vote at the Annual Meeting.  Based on the latest available public information, there were [____________] shares of common stock outstanding on [____________], 2007.  The holders of a majority of such shares, represented in person or by proxy, shall constitute a quorum at the Annual Meeting.  A quorum is necessary before business may be transacted at the Annual Meeting except that, even if a quorum is not present, the Stockholders present in person or by proxy shall have the power to adjourn the meeting from time to time until a quorum is present.  Each Stockholder entitled to vote shall have the right to one vote for each share of common stock outstanding in such Stockholder’s name.

Directors are to be elected by a plurality of the votes cast at the Annual Meeting. With respect to any other matter that may properly be brought before the Annual Meeting, the affirmative vote of a majority of the votes cast by Stockholders entitled to vote thereon is required to take action, unless a greater percentage is required either by law or by the Company’s certificate of incorporation or by-laws.  In determining the number of votes cast with respect to any voting matter, only those cast “for” or “withhold authority” are included.  Abstentions will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast.  Accordingly, abstentions will have no effect on the vote.  Similarly, where brokers submit proxies but are prohibited and thus refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as “broker non-votes”), those shares will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast as to such matters and thus will have no effect on the vote.

Execution and return of the enclosed WHITE Proxy Card will not affect a Stockholder’s right to attend the Annual Meeting and vote in person.  Any Stockholder that executes and returns a Proxy Card has the right to revoke it by giving notice of revocation to the Secretary of the Company at any time before the Proxy is voted.

Unless contrary instructions are indicated on the enclosed WHITE Proxy Card, all shares of common stock represented by valid Proxies received pursuant to this solicitation (which have not been revoked as described above) will be voted (a) FOR the election of Robert A. Marmon, William L. Schrader and James F. Lavin, and (b) at the discretion of the Proxy holder(s), on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponements(s) thereof.

YOUR VOTE FOR MR. MARMON’S NOMINEES AT THIS YEAR’S ANNUAL MEETING IS THE MOST IMPORTANT MESSAGE YOU CAN SEND TO THE COMPANY’S CURRENT BOARD AND MANAGEMENT INDICATING YOUR DISPLEASURE WITH CURT HOCKEMEIER’S FAILED STRATEGY.  PLEASE DON’T REELECT HIM AND HIS SLATE.

IF YOU AGREE AND WISH TO VOTE FOR ROBERT A. MARMON, WILLIAM L. SCHRADER AND JAMES F. LAVIN, YOU MUST EXECUTE AND RETURN THE ENCLOSED WHITE PROXY CARD AND SHOULD NOT EXECUTE OR RETURN THE COMPANY’S PROXY CARD.  SIMPLY DISPOSE OF IT AND ITS ACCOMPANYING MATERIAL.

PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.

PLEASE UNDERSTAND THAT UNDER CURRENT RULES ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO THE ALTMAN GROUP, MR. MARMON’S PROXY AGENT, AT THE ADDRESS ON THE BACK COVER.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE WHITE PROXY CARD FOR ROBERT A. MARMON, WILLIAM L. SCHRADER AND JAMES F. LAVIN.

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Under the applicable regulations of the Securities and Exchange Commission, each of Mr. Marmon, Mr. Schrader and Mr. Lavin  is deemed to be a “participant” in our solicitation of proxies.  The names, business addresses and principal occupations of Mr. Marmon, Mr. Schrader and Mr. Lavin appear earlier in this Proxy Statement.

Except as described in this Proxy Statement, neither the Participant nor any of his respective affiliates or associates (together, the “Participant Affiliates”), (i) directly or indirectly beneficially owns any securities of the Company or of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a Stockholder.  Furthermore, except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate is a party to any transaction or series of transactions since January 1, 2006, or has knowledge of any currently proposed transaction or series of transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which the Participant or Participant Affiliate had or will have, a direct or indirect material interest.

Except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate has entered into any agreement or understanding with any person respecting any (i) future employment by the Company or its affiliates or (ii) any transactions to which the Company or any of its affiliates will or may be a party.  Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by the Participant or Participant Affiliates within the past year with any person with respect to any capital stock of the Company.

COST AND METHOD OF SOLICITATION

Mr. Marmon will bear the cost of this solicitation.  While no precise estimate of this cost can be made at the present time, Mr. Marmon currently estimates that he will spend a total of approximately $[________] for our solicitation of proxies, including expenditures for attorneys, solicitors and advertising, printing, transportation and related expenses.  As of [________], 2007, Mr. Marmon has incurred proxy solicitation expenses of approximately $[________].   Mr. Marmon expects to seek reimbursement from the Company for our expenses in connection with this solicitation.  In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone, telecopy, e-mail or the Internet.

Mr. Marmon will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company capital stock.  Mr. Marmon will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

Mr. Marmon has retained the proxy solicitation firm of The Altman Group at customary fees, plus reasonable out-of-pocket expenses, to participate in the solicitation of proxies and revocations.  Mr. Marmon also has agreed to indemnify The Altman Group against certain liabilities and expenses.  Mr. Marmon estimates that approximately 25 employees of The Altman Group will be involved in the solicitation of proxies on  behalf of Mr. Marmon.

ADDITIONAL INFORMATION

Certain information regarding common stock held by the Company’s Directors, nominees, management and 5% stockholders is contained in the Company’s proxy statement [to be issued prior to the release of this document. NOTE Mr. Marmon will not seek to distribute this proxy until the Company provides this information, as required, in their proxy.] [is] incorporated herein by reference.  Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders of the Company must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is also contained in the Company’s proxy statement and is incorporated herein by reference.

Mr. Marmon assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company’s proxy statement.

  ROBERT A. MARMON

[March __, 2007]

IMPORTANT

PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS CAREFULLY.  YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

1.

If your shares are registered in your own name, please sign, date and mail the enclosed WHITE Proxy Card to The Altman Group in the postage-paid envelope provided today.

2.

If you have previously signed and returned a proxy card to Arbinet–thexchange, Inc., you have every right to change your vote.  Only your latest dated card will count.  You may revoke any proxy card already sent to Arbinet-thexchange, Inc. by signing, dating and mailing the enclosed WHITE Proxy Card in the postage-paid envelope provided.  Any proxy may be revoked at any time prior to the 2007 Annual Meeting by sending a new proxy card to The Altman Group or the Secretary of Arbinet-thexchange, Inc., or by voting in person at the 2007 Annual Meeting.

3.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE Proxy Card with respect to your shares and only after receiving your specific instructions.  Accordingly, please sign, date and mail the enclosed WHITE Proxy Card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a WHITE Proxy Card to be issued representing your shares.

4.

After signing the enclosed WHITE Proxy Card do not sign or return the Company’s proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions about giving your proxy or require assistance, please call toll-free:

The Altman Group

1-800-232-1217

(SAMPLE WHITE PROXY CARD)

IN OPPOSITION TO THE BOARD OF DIRECTORS OF
ARBINET-THEXCHANGE, INC.
PROXY FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ROBERT A. MARMON

The undersigned hereby appoints Robert A. Marmon as proxy for the undersigned with full power of substitution, to vote all shares of beneficial interest of Arbinet-thexchange, Inc. (the “Company”) which the undersigned is entitled to vote at the Company’s 2007 Annual Meeting of Stockholders, and any postponements or adjournments thereof, hereby revoking all prior proxies, on the matters set forth below as follows:

ROBERT A. MARMON RECOMMENDS A VOTE FOR PROPOSAL 1.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED.  IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED FOR THE NOMINEES LISTED BELOW.

[X]

Please mark your votes as in this example.

1.

Election of Robert A. Marmon, William L. Schrader and James F. Lavin as Class III Directors whose terms expire in 2010:

☐ FOR all nominees (except as marked below)	☐ WITHHOLD AUTHORITY for all nominees

(INSTRUCTION:  To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

2.

To act upon any other matters that may properly come before the meeting.

(REVERSE SIDE OF SAMPLE WHITE PROXY CARD)

PLEASE MARK YOUR VOTES (ON REVERSE SIDE), SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

Please sign exactly as your name appears on this Proxy.  When shares are held by joint tenants, both should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give your full title.  If a corporation, please sign in full corporate name by President or other authorized officer.  If a partnership, please sign in partnership name by the authorized person.

Date: _______________, 2007

______________________________

Signature of Stockholder

_______________________________

Signature of Stockholder